UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  May 9, 2005

IAC/INTERACTIVECORP

(Exact name of Registrant as specified in charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

152 West 57th Street, New York, NY		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:

(212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01  REGULATION FD DISCLOSURE

The Registrant is filing supplemental financial information, attached hereto as Exhibit 99.1.  The attached document refers to non-GAAP measures, within the meaning of Regulation G.  Additional information regarding those non-GAAP measures can be found in the Registrant’s public filings, including its Current Report on Form 8-K filed May 4, 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/	Gregory R. Blatt
Name:		Gregory R. Blatt
Title:		Executive Vice President and
General Counsel

Date: May 9, 2005

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Financial Information.

4

EXHIBIT 99.1

IAC/InterActiveCorp

Q1 2005 Earnings

Supplemental Financial Information and Operating Metrics

Table of Contents

Financial Information:
Segment Results
Historical Financial Results for the Businesses Comprising IAC and Expedia

Operating Metrics:
Gross Transaction Value & International Revenue
IAC Travel
Electronic Retailing
Ticketing and Personals
Financial Services & Real Estate

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in millions, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Revenue
IAC Travel (a) (b)	$2,610.1	$494.0	$559.9	$577.1	$502.4	$2,133.4	$563.9
Electronic Retailing:
HSN U.S.	1,763.7	467.8	438.2	437.1	562.9	1,905.9	498.0
HSN International	348.4	93.3	79.5	73.7	102.1	348.6	104.7
Total Electronic Retailing	2,112.1	561.1	517.7	510.8	665.0	2,254.5	602.6
Ticketing	743.2	202.3	195.1	182.0	188.9	768.2	211.3
Personals	185.3	48.8	48.5	49.7	50.9	198.0	54.2
IAC Local and Media Services (b)	230.3	32.1	41.0	35.3	146.9	255.3	41.2
Financial Services and Real Estate	55.8	39.7	44.6	47.9	57.5	189.8	105.8
Teleservices	294.3	71.8	72.5	74.5	75.0	293.9	77.1
Other	(21.3)	(6.0)	(6.6)	(6.3)	(9.1)	(28.0)	(9.1)
Total Revenue	$6,209.8	$1,443.8	$1,472.7	$1,471.1	$1,677.4	$6,065.0	$1,647.1

Operating Income Before Amortization
IAC Travel (b)	$523.8	$127.6	$174.9	$183.1	$161.0	646.6	$168.5
Electronic Retailing:
HSN U.S.	168.3	41.6	41.6	43.1	68.4	194.7	56.5
HSN International	4.7	1.3	0.4	(2.1)	8.1	7.7	3.3
Total Electronic Retailing	173.0	42.9	42.0	41.1	76.5	202.4	59.8
Ticketing	144.5	46.8	46.7	32.4	38.3	164.3	47.0
Personals	31.0	6.3	9.5	4.5	7.2	27.6	5.4
IAC Local and Media Services (b)	26.2	(13.6)	(16.3)	(12.8)	49.8	7.2	(11.9)
Financial Services and Real Estate	1.2	3.1	5.6	6.5	6.2	21.4	9.7
Teleservices	12.5	3.2	4.2	5.9	3.8	17.1	4.2
Corporate Expense and other adjustments	(79.3)	(22.6)	(21.1)	(19.2)	(31.0)	(93.9)	(29.9)
Intersegment Elimination	(0.8)	0.4	—	—	—	0.4	—
Total Operating Income Before Amortization	$832.1	$194.1	$245.5	$241.5	$311.9	$993.0	$253.0

Amortization, merger costs and pro forma adjustments (c)
IAC Travel (b)	$176.8	$42.9	$43.1	$42.7	$75.3	$204.0	$38.6
Electronic Retailing:
HSN U.S.	50.8	13.2	13.2	13.2	13.2	52.9	13.2
HSN International	1.3	0.3	0.3	0.3	0.3	1.3	0.3
Total Electronic Retailing	52.1	13.6	13.6	13.6	13.6	54.2	13.6
Ticketing	28.0	6.2	6.2	7.2	6.8	26.4	7.0
Personals	16.9	3.5	1.7	1.7	1.8	8.7	1.1
IAC Local and Media Services (b)	55.6	14.2	13.8	11.6	4.6	44.3	1.3
Financial Services and Real Estate	17.7	6.6	6.8	6.7	8.8	29.0	13.0
Teleservices (d)	—	—	—	—	184.8	184.8	—
Corporate Expense and other adjustments	112.7	68.1	54.7	57.2	60.5	240.5	50.8
Total amortization, merger costs and pro forma adj.	$459.8	$155.0	$140.0	$140.9	$356.1	$792.0	$125.3

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in millions, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Operating (Loss) Income
IAC Travel (b)	$347.0	$84.7	$131.8	$140.3	$85.7	442.6	$129.9
Electronic Retailing:
HSN U.S.	117.5	28.4	28.3	29.9	55.1	141.7	43.3
HSN International	3.4	0.9	0.0	(2.4)	7.8	6.4	3.0
Total Electronic Retailing	120.9	29.3	28.4	27.5	63.0	148.1	46.2
Ticketing	116.5	40.7	40.5	25.2	31.6	137.9	40.0
Personals	14.1	2.8	7.8	2.8	5.4	18.8	4.4
IAC Local and Media Services (b)	(29.4)	(27.8)	(30.2)	(24.4)	45.3	(37.1)	(13.1)
Financial Services and Real Estate	(16.5)	(3.6)	(1.2)	(0.2)	(2.7)	(7.6)	(3.3)
Teleservices (d)	12.5	3.2	4.2	5.9	(181.0)	(167.7)	4.2
Corporate Expense and other adjustments	(192.0)	(90.7)	(75.8)	(76.5)	(91.5)	(334.5)	(80.7)
Intersegment Elimination	(0.8)	0.4	—	—	—	0.4	—
Total operating income	$372.3	$39.1	$105.5	$100.6	$(44.2)	$201.0	$127.6

Total other income (expense), net (e)	(133.2)	32.7	45.1	31.5	41.5	150.8	16.1
Earnings (loss) from continuing operations before income taxes and minority interest	239.0	71.8	150.6	132.1	(2.6)	351.9	143.7
Income tax expense	(66.3)	(28.4)	(58.5)	(43.6)	(42.8)	(173.4)	(74.0)
Minority interest	(52.8)	(0.5)	(1.0)	(0.1)	(1.3)	(2.9)	(0.4)
Earnings (loss) from continuing operations	119.9	42.9	91.1	88.5	(46.7)	175.7	69.4
Discontinued Operations, net of tax (f)	47.5	(1.3)	(17.9)	4.3	4.1	(10.8)	2.8
Earnings (loss) before preferred dividend	167.4	41.5	73.2	92.7	(42.6)	164.9	72.2
Preferred dividend	(13.1)	(3.3)	(3.3)	(3.3)	(3.3)	(13.1)	(3.3)
Net income (loss) available to common shareholders	$154.3	$38.3	$69.9	$89.5	$(45.9)	$151.8	$68.9

Reconciliation of Net Income to Adjusted EPS
Net Income	$154.3	$38.3	$69.9	$89.5	$(45.9)	$151.8	$68.9
Amortization of distribution and marketing expense	51.4	6.3	4.7	3.3	3.7	18.0	0.4
Amortization of compensation expense	128.2	69.0	55.3	57.8	59.6	241.7	50.5
Amortization of intangibles and goodwill	268.5	79.7	79.9	79.8	108.0	347.5	74.4
Goodwill impairment	—	—	—	—	184.8	184.8	—
Merger costs (c)	11.8	—	—	—	—	—	—
Discontinued operations, net of tax (f)	(47.5)	1.3	17.9	(4.3)	(4.1)	10.8	(2.8)
Equity gains (losses) in VUE (e)	224.5	0.4	(11.0)	(0.6)	(4.9)	(16.2)	21.2
Impact of pro forma adjustments, income taxes and minority interest (g)	(191.0)	(57.7)	(46.3)	(50.8)	(59.7)	(214.5)	(45.0)
Preferred dividends	13.1	3.3	3.3	3.3	3.3	13.1	3.3

Adjusted Net Income	$613.2	$140.5	$173.7	$177.9	$244.8	$737.0	$170.9

Adjusted EPS weighted average shares outstanding (h)	770.1	777.5	776.5	760.8	761.1	769.0	763.9

Adjusted EPS	$0.80	$0.18	$0.22	$0.23	$0.32	$0.96	$0.22

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Segment Results and Reconciliations

($ in millions, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Supplemental: Depreciation by segment
IAC Travel (b)	$39.4	$10.0	$10.1	$10.7	$10.8	$41.7	$11.3
Electronic Retailing:
HSN U.S.	44.3	10.2	10.2	10.4	11.4	42.2	10.2
HSN International	9.7	2.6	2.5	2.6	2.6	10.3	2.4
Total Electronic Retailing	54.1	12.7	12.7	13.0	14.0	52.5	12.5
Ticketing	30.3	7.3	7.7	8.6	9.7	33.4	8.8
Personals	10.7	3.3	3.3	3.4	4.8	14.8	3.0
IAC Local and Media Services (b)	5.7	1.8	2.0	1.7	2.5	8.0	2.5
Financial Services and Real Estate	1.2	0.9	0.9	0.8	0.9	3.5	1.4
Teleservices	23.5	4.8	4.6	4.3	4.0	17.7	3.8
Corporate Expense and other adjustments	5.8	1.3	1.3	1.5	1.9	6.0	1.8
Total Depreciation	$170.8	$42.2	$42.7	$44.1	$48.7	$177.7	$45.2

(a)

As part of the integration of IACT's businesses, Hotels.com conformed its merchant hotels business practices with those of the other IACT businesses. As a result, beginning January 1, 2004, IAC commenced reporting revenue for Hotels.com on a net basis, consistent with Expedia's historical practice. Prior period results were not restated for GAAP purposes; see page 7 of this document for a presentation of prior year results as though they had also been reported on a net basis. There was no impact to operating income or Operating Income Before Amortization from the change in reporting.

(b)	IAC Travel includes results from TripAdvisor, which previously had been part of IAC Local and Media Services.
(c)

Merger costs incurred by Expedia, Hotels.com and Ticketmaster in 2003 for investment banking, legal and accounting fees were related directly to the mergers and are treated as non-recurring for calculating Operating Income Before Amortization and Adjusted Net Income. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia, Hotels.com and Ticketmaster were considered the targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by IAC if not for the fact it already consolidated these entities, and are all related to the same transaction, as IAC simultaneously announced its intention to commence its exchange offer for the companies in 2002. The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each company in 2002. Given these factors, IAC believes it is appropriate to consider these costs as one-time. Operating Income Before Amortization by segment is presented before one-time items.

(d)	Teleservices Q4 2004 operating income includes a $184.8 million impairment charge related to goodwill.
(e)

In Q1 2003, IAC took a charge of $245 million pretax and $149 million after-tax, or $.29 per diluted share, in connection with VUE's $4.5 billion impairment charge of which IAC recorded its 5.44% proportionate interest.

(f)

Discontinued operations consists of the results of Avaltus, ECS/Styleclick and Euvia in 2003, 2004 and Q1 2005. Discontinued operations in Q2 2003 included a $37 million tax benefit related to the shut-down of Styleclick.

(g)

Pro forma adjustments in 2003 represent the impact of the merger with Ticketmaster, which closed January 17, 2003, the merger with Hotels.com, which closed June 23, 2003, and the merger with Expedia, which closed August 8, 2003. Also included is the impact of these transactions on shares outstanding. Pro forma adjustments do not impact 2004 and Q1 2005.

(h)

For Adjusted EPS purposes, the impact of RSUs is based on the weighted average amount of RSUs outstanding, as compared with shares outstanding for GAAP purposes, which includes RSUs on a treasury method basis.

The financial, statistical and other information contained herein is unaudited.

Historical Financial Results for the Businesses Comprising IAC and Expedia (a) (b)

($ in millions, rounding differences may exist)

	2004					2005
	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Revenue:
Businesses Comprising IAC	$1,034	$990	$972	$1,243	$4,238	$1,168
Businesses Comprising Expedia	413	487	504	439	1,843	485

Operating Income Before Amortization:
Businesses Comprising IAC	$115	$111	$98	$196	$520	$143
Businesses Comprising Expedia	102	155	163	147	567	140

Operating income:
Businesses Comprising IAC	$63	$61	$49	$(63)	$110	$101
Businesses Comprising Expedia	67	120	128	110	425	108

(a)	The businesses comprising IAC will consist of all segments except IAC Travel, as shown on page 2-4, plus Interval International and TV Travel Shop ("TVTS").
The businesses comprising Expedia will consist of IAC Travel, as shown on page 2-4, but will exclude Interval International and TVTS.
(b)	Results for the businesses after the spin-off exclude the impact of corporate expense.

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Gross Transaction Value and International Revenue

($ in millions, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Total Gross Transaction Value ("GTV")	$17,486	$5,491	$5,306	$5,114	$5,165	$21,075	$6,364

Interactive GTV (a)	$15,031	$4,931	$4,792	$4,654	$4,518	$18,895	$5,864
% of Total	86%	90%	90%	91%	87%	90%	92%

Internet GTV (b)	$12,932	$4,370	$4,302	$4,170	$3,940	$16,782	$5,324
% of Total	74%	80%	81%	82%	76%	80%	84%

International GTV	$2,973	$1,094	$1,009	$1,095	$1,212	$4,410	$1,536
% of Total	17%	20%	19%	21%	23%	21%	24%

International Revenue (c)	$988	$236	$230	$249	$287	$1,003	$294
% of Total	16%	16%	16%	17%	17%	17%	18%

(a)

Interactive GTV is defined as GTV which was generated from the TV or online from Expedia, Hotels.com, Hotwire, Interval, TV Travel Shop, HSN, HSN.com, Ticketmaster.com, Personals, EPI.com, and LendingTree.

(b)	Internet GTV is defined as GTV which was generated online from Expedia, Hotels.com, Hotwire, Interval, HSN.com, Ticketmaster.com, Personals, EPI.com, and LendingTree.
(c)	International revenues are determined by geographic point of sale. 2003 reflects Hotels.com international revenue reported on a gross basis and by point of destination.

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

IAC Travel

(rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Gross Bookings by Geography (mm) (a) (b)
Domestic	$8,635	$2,837	$2,809	$ 2,685	$2,350	$10,681	$3,245
International	1,441	652	581	692	621	2,547	947
Total	$10,076	$3,489	$3,390	$3,377	$2,971	$13,227	$4,192

Net Revenue by Geography (mm) (a) (c) (d)
Domestic	$1,431	$408	$465	$465	$398	$1,736	$446
International	239	86	95	112	104	398	117
Total	$1,670	$494	$560	$577	$502	$2,133	$564

Gross Bookings by Brand (mm) (a) (b)
Expedia	$7,908	$2,672	$2,636	$2,647	$2,409	$10,364	$3,444
Hotels.com	1,576	494	470	461	350	1,775	483
Other	591	323	285	269	211	1,088	265
Total	$10,076	$3,489	$3,390	$3,377	$2,971	$13,227	$4,192

Gross Bookings by Agency/Merchant (mm) (a) (b)
Agency	$5,880	$1,895	$1,928	$1,917	$1,776	$7,517	$2,417
Merchant	4,196	1,594	1,462	1,460	1,195	5,711	1,775
Total	$10,076	$3,489	$3,390	$3,377	$2,971	$13,227	$4,192

Packages Revenue (mm) (a)	$333	$104	$111	$112	$95	$422	$118
Number of Transactions (mm) (a) (e)	26.2	8.2	8.5	9.2	7.6	33.5	9.7
Merchant hotel room nights (mm) (a) (f)	26.3	7.0	8.3	9.1	7.4	31.7	7.3

Interval:
Members (000s)	1,594	1,622	1,651	1,681	1,696	1,696	1,717
Confirmations (000s)	792	266	211	204	181	861	270
Share of confirmations online	14.4%	17.2%	17.5%	20.2%	19.4%	18.5%	21.0%

(a)	Includes actual results for Hotwire from its acquisition date of November 5, 2003.
(b)	Total retail value of transactions booked during a specified time period, including taxes and fees, for both agency and merchant transactions.
(c)	Represents revenue as if Hotels.com revenue was presented on a net basis for all periods. Please see page 4, footnote (a) for detailed explanation.
(d)	IAC Travel includes results from TripAdvisor from its acquisition date of April 28, 2004, which previously had been part of IAC Local and Media Services.
(e)	Transactions are reported as booked.
(f)	Merchant hotel room nights are reported as stayed for Expedia and Hotels.com, and booked for Hotwire.

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Electronic Retailing

(in millions except per unit data, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1
HSN- U.S.

Units shipped (a)	41.6	10.1	9.5	9.2	11.7	40.5	10.0

Gross profit%	37.1%	36.4%	38.0%	38.2%	36.6%	37.3%	37.6%

Return rate (a)	17.7%	16.8%	16.9%	15.5%	15.8%	16.2%	15.4%

Product mix (b):
Home Hard Goods	28%	27%	25%	27%	35%	28%	25%
Home Fashions	13%	14%	13%	16%	15%	14%	15%
Jewelry	23%	17%	22%	19%	19%	21%	17%
Health/Beauty	24%	31%	28%	26%	22%	26%	30%
Apparel/Accessories	11%	11%	13%	11%	9%	11%	13%

Average Price Point (a)	$46.62	$51.02	$50.22	$51.50	$51.99	$51.22	$53.66

HSN total homes (end of period)	81.2	83.3	84.1	85.0	85.7	85.7	87.0

HSN/ America's Store FTEs (end of period) (c)	71.5	72.8	73.4	73.9	74.1	74.1	75.3

America's Store FTE's (end of period)	14.2	13.7	14.2	14.7	15.3	15.3	15.9

HSN.com% of Sales	14%	15%	15%	16%	17%	16%	18%

HSN International (Households as of end of period)

(ownership% as of 3/31/05 in parentheses)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

HSE Germany (includes Austria and Switzerland) (100%)	32.0	32.9	33.0	33.0	33.2	33.2	33.2
TVSN (China) (21%)	64.0	64.0	64.0	64.0	64.0	64.0	64.0
Shop Channel (Japan) (30%)	16.1	16.6	17.0	17.4	17.7	17.7	18.0

(a)	Units, average price point and return rate do not include Liquidation and services.
(b)	In Q1 2004, HSN reclassified certain items in its product mix. Product Mix includes TV, HSN.com and Continuity only. All prior periods have been adjusted to show comparable numbers.
(c)	FTEs applies a 50% weighting towards DBS homes.

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Ticketing

( in millions, rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Number of tickets sold	100.0	26.7	23.3	22.6	25.7	98.3	27.9

Gross value of tickets sold	$4,867	$1,326	$1,270	$1,103	$1,288	$4,987	$1,384

Personals

(in 000's)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Paid Subscribers	939.4	1,011.7	997.6	989.8	982.8	982.8	1,074.5

The financial, statistical and other information contained herein is unaudited.

IAC/InterActiveCorp

Financial Services & Real Estate

(rounding differences may exist)

	2003	2004					2005
	FYE 12/31	Q1	Q2	Q3	Q4	FYE 12/31	Q1

Loan closings - units (000s) (b)	310.3	63.3	70.1	65.9	64.4	263.7	64.4
Loan closings - dollars (mm) (b)	$34,338	$6,301	$7,847	$6,871	$7,483	$28,503	$9,589
Real Estate closings - units (000s)	7.0	1.6	2.6	3.0	3.3	10.5	3.0
Real Estate closings - dollars (mm)	$1,674.8	$381.1	$647.3	$762.3	$778.1	$2,568.8	$697.8
Total Transactions - units (000s) (c)	6,777	1,836	1,672	1,705	1,575	6,788	1,656
Revenue per Transaction	$23.63	$21.65	$26.68	$28.11	$36.50	$27.96	$63.89

Note: The acquisition of LendingTree closed on August 8, 2003.

(a)	Metrics are presented for full year 2003 for comparison purposes.
(b)	Loan closings consist of direct loans and loans through the exchange.
(c)	Transactions are comprised of lending and real estate transmits and closings. For qualifying forms sent to multiple parties, each transmit is counted as a transaction.

The financial, statistical and other information contained herein is unaudited.